Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

28 July 2016

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2016

RELX Group, the global professional information and analytics company, reports continued underlying growth in revenue, operating profit and earnings in the first half of 2016.

Highlights

•    +4% underlying revenue growth; H1 total £3,257m/€4,169m

•    +6% underlying adjusted operating profit growth; H1 total £1,003m/€1,284m

•    Underlying revenue and adjusted operating profit growth across all four business areas

•    +8% adjusted EPS growth constant currency; +13% to 34.0p (30.1p); +6% to €0.435 (€0.410)

•    Reported EPS for RELX PLC 26.9p (21.0p); RELX NV €0.344 (€0.313)

•    Interim dividend growth: +39% to 10.25p for RELX PLC; +6% to €0.122 for RELX NV

•    Strong financial position & cash flow; leverage 2.4x EBITDA, pensions & lease adjusted (1.9x unadjusted)

•    Approximately £500m share buybacks completed in H1; further £200m to be deployed in remainder of 2016

Commenting on the results, Anthony Habgood, Chairman, said:

“RELX Group has continued to execute well on its strategic priorities, and the slight improvement in our revenue growth rate in the first half reflects the progress that has been made. We have announced a larger than usual PLC interim dividend increase primarily due to exchange rate movements. Our full year dividend policy is unchanged.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in the first half of 2016, and continued to generate underlying operating profit growth ahead of revenue growth.”

“Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. We believe that the systematic evolution of our business is driving an improvement in our business profile and the quality of our earnings, with more predictable revenues, a higher growth profile, and improving returns.”

“As we enter the second half of 2016, key trends across our business are unchanged, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2016.”

RELX Group 2016 I Interim Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue of £3,257m/€4,169m; underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (88% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit of £1,003m/€1,284m; underlying growth +6%: Growth expressed in sterling was +10%, and expressed in euros was +4%.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £823m (£737m) or €1,053m (€1,002m).

Interest and tax: Adjusted net interest expense was £83m (£75m) or €106m (€102m), with the increase reflecting higher net borrowings and currency translation effects. Adjusted tax was £213m (£194m) or €273m (€263m). The adjusted effective tax rate was 23.1%.

Adjusted EPS growth in constant currencies +8%: Adjusted EPS expressed in sterling was 34.0p (+13%), or €0.435 (+6%) expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in exchange rates.

Reported EPS: Reported EPS was 26.9p (21.0p) for RELX PLC and €0.344 (€0.313) for RELX NV.

Dividend: We have announced an interim dividend increase of +39% to 10.25p for RELX PLC and +6% to €0.122 for RELX NV. The larger than usual difference in growth rates between the two dividends reflects movement in the £/Euro exchange rate since July 2015, and the elimination of the 10% UK tax credit gross up earlier this year (see page 13 for details).

The total full year dividend policy is unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

Net debt/EBITDA 2.4x on a pensions and lease adjusted basis (unadjusted 1.9x): Net debt was £4.6bn/€5.5bn on 30 June 2016. The adjusted cash flow conversion rate was 89% (85%), with capital expenditure as a percentage of revenues unchanged at 5%. For the full year we expect the cash conversion rate to be over 90%, in line with prior years.

Portfolio development: We completed 6 acquisitions of small content, data and exhibition assets for a total consideration of £33m, and we are nearing completion of a number of transactions which will bring us close to our five year average run rate.

Share buybacks: In the first half of 2016 we deployed approximately £500m of the previously announced full year total of £700m. In the remainder of 2016 we intend to deploy a further £200m, the same amount as we deployed in H2 2015 and 2014.

FULL YEAR 2016 OUTLOOK

As we enter the second half of 2016, key trends across our business are unchanged, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2016.

RELX Group 2016 I Interim Results 3

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£			€
	Six months ended 30 June			Six months ended 30 June
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Underlying growth rates
Revenue	3,257	2,964	+10%	4,169	4,031	+3%	+4%

Adjusted operating profit	1,003	909	+10%	1,284	1,236	+4%	+6%
Adjusted operating margin	30.8%	30.7%		30.8%	30.7%

Reported operating profit	823	737	+12%	1,053	1,002	+5%

Adjusted net interest expense	(83)	(75)		(106)	(102)

Adjusted profit before tax	920	834	+10%	1,178	1,134	+4%

Adjusted tax	(213)	(194)		(273)	(263)
Non-controlling interests	(2)	(2)		(3)	(3)

Adjusted net profit	705	638	+11%	902	868	+4%

Reported net profit	558	464	+20%	714	631	+13%

Reported net margin	17.1%	15.7%		17.1%	15.7%

Adjusted earnings per share	34.0p	30.1p	+13%	€0.435	€0.410	+6%	+8%*

Net borrowings	4,572	3,870		5,486	5,457

PARENT COMPANIES

	RELX PLC			RELX NV
Reported earnings per share	26.9p	21.0p	+28%	€0.344	€0.313	+10%
Ordinary dividend per share	10.25p	7.40p	+39%	€0.122	€0.115	+6%

*	Change at constant currencies

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 29. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling and timing. Constant currency growth rates are based on 2015 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to competitive factors in the industries in which the Group operates; demand for the Group’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third-party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting the Group’s intellectual property rights and other risks referenced from time to time in the filings of the Group with the US Securities and Exchange Commission.

RELX Group 2016 I Interim Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Six months ended 30 June			Six months ended 30 June
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Underlying growth rates
REVENUE
Scientific, Technical & Medical	1,056	987	+7%	1,352	1,342	+1%	+2%
Risk & Business Analytics	898	802	+12%	1,149	1,091	+5%	+8%
Legal	754	702	+7%	965	955	+1%	+2%
Exhibitions	549	473	+16%	703	643	+9%	+6%

Total	3,257	2,964	+10%	4,169	4,031	+3%	+4%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	374	349	+7%	479	475	+1%	+4%
Risk & Business Analytics	327	291	+12%	418	396	+6%	+9%
Legal	131	120	+9%	168	163	+3%	+12%
Exhibitions	178	153	+16%	228	208	+10%	+7%
Unallocated items	(7)	(4)		(9)	(6)

Total	1,003	909	+10%	1,284	1,236	+4%	+6%

RELX Group 2016 I Interim Results 5

Operating and financial review

Scientific, Technical & Medical

	£			€
	Six months ended 30 June			Six months ended 30 June
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,056	987	+7%	1,352	1,342	+1%	+2%	+2%

Adjusted operating profit	374	349	+7%	479	475	+1%	+3%	+4%
Adjusted operating margin	35.4%	35.4%		35.4%	35.4%

80% of revenue electronic

Key business trends remained positive in the first half of 2016, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +4% was slightly ahead of revenue growth, resulting in a small underlying margin improvement which was offset by exchange rate movements.

In primary research, strong growth in usage and article submissions continued. The number of subject categories in which one of our journals was ranked #1 by impact factor increased from 62 in the prior year to 71 this year.

We saw continued good growth in databases & tools, as well as in electronic reference and education products.

Print book declines continued in line with recent years. Print pharma promotion revenues were stable.

Full year 2016 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth continuing to exceed underlying revenue growth.

RELX Group 2016 I Interim Results 6

Operating and financial review

Risk & Business Analytics

	£			€
	Six months ended 30 June			Six months ended 30 June
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	898	802	+12%	1,149	1,091	+5%	+6%	+8%

Adjusted operating profit	327	291	+12%	418	396	+6%	+6%	+9%
Adjusted operating margin	36.4%	36.3%		36.4%	36.3%

92% of revenue electronic

Underlying revenue growth improved slightly in the first half of 2016, with strong growth across all key segments. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +8%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and a minor effect from portfolio changes.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to develop new products and services.

The insurance segment continued to see strong growth, driven by volume growth and strong take up of new products and services across the insurance workflow, and by expansion in adjacent verticals including life and home insurance. The international initiatives continued to progress well, with strong growth in the UK, and early stage developments in China and India.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The government and healthcare segments continued to develop strongly.

Major Data Services saw strong underlying revenue growth, and other brands & services remained stable.

Full year 2016 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong. We expect underlying revenue growth trends to continue, broadly matched by operating profit growth.

RELX Group 2016 I Interim Results 7

Operating and financial review

Legal

	£			€
	Six months ended 30 June			Six months ended 30 June
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	754	702	+7%	965	955	+1%	+3%	+2%

Adjusted operating profit	131	120	+9%	168	163	+3%	+5%	+12%
Adjusted operating margin	17.4%	17.1%		17.4%	17.1%

83% of revenue electronic

Underlying revenue growth improved slightly in the first half of 2016, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +12%. The margin increase of 30 basis points reflects organic process improvement and the ongoing decommissioning of systems, partially offset by around 100 basis points of adverse portfolio effects from minor acquisitions, disposals, and profits from joint ventures.

Electronic revenues, which now account for 83% of the total, saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. Revenue from other international markets continued to grow well.

The roll out of new platform releases in the US and international markets continued, and adoption and usage rates progressed well.

Full year 2016 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect underlying profit growth to remain strong.

RELX Group 2016 I Interim Results 8

Operating and financial review

Exhibitions

	£			€
	Six months ended 30 June			Six months ended 30 June
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	549	473	+16%	703	643	+9%	+11%	+6%

Adjusted operating profit	178	153	+16%	228	208	+10%	+10%	+7%
Adjusted operating margin	32.4%	32.3%		32.4%	32.3%

Underlying revenue growth rates exclude exhibition cycling effects

Exhibitions achieved strong underlying revenue growth in the first half of 2016, in line with growth in the first half of 2015.

Underlying revenue growth was +6%. After portfolio changes and three percentage points of cycling and timing effects, constant currency revenue growth was +11%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth was +7%. The 10 basis point improvement in reported margin largely reflects exchange rate movements, partially offset by portfolio changes.

In the US, growth was in line with the prior year. In Europe, growth was slightly ahead of the prior year. Japan continued to grow strongly, and China saw good growth. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly, but slightly below the prior year.

We continued to pursue growth opportunities and launched 14 new events and completed three small acquisitions.

Full year 2016 outlook: We expect underlying revenue growth trends to continue to be in line with the prior year. In full year 2016 we expect cycling in effects to increase the reported revenue growth rate by around three percentage points.

RELX Group 2016 I Interim Results 9

Operating and financial review

FINANCIAL REVIEW: ADJUSTED FIGURES

	£
	Six months ended 30 June
	2016 £m	2015 £m	Change	Underlying growth rates
Adjusted figures
Revenue	3,257	2,964	+10%	+4%
Operating profit	1,003	909	+10%	+6%
Operating margin	30.8%	30.7%
Profit before tax	920	834	+10%
Net profit	705	638	+11%
Net margin	21.6%	21.5%

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 29. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling and timing. Constant currency growth rates are based on 2015 full year average and hedge exchange rates.

Revenue

Growth of underlying revenue was +4%, with all four business areas contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Portfolio changes and cycling effects added +1% to revenue growth, giving aggregate constant currency growth of +5%. The impact of currency movements was to increase revenue by +5%, principally due to the strengthening of the US dollar and the euro, on average, against sterling compared with H1 2015. Reported revenue, including the effects of exhibition cycling and timing, acquisitions and disposals and currency movements, was £3,257m (2015: £2,964m), up +10%.

Profit

Underlying adjusted operating profit grew ahead of revenue at +6%, reflecting the benefit of cost control across the Group. Portfolio changes reduced adjusted operating profit by -1%. Currency effects increased adjusted operating profit by +5%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £1,003m (2015: £909m), up +10%.

Underlying operating costs were up +4%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by +10%.

The overall adjusted operating margin of 30.8% was 0.1 percentage points higher than in the prior year. On an underlying basis, the margin improved by 0.4 percentage points. Portfolio effects reduced the operating margin by 0.4 percentage points, offset by a 0.1 percentage point benefit from currency effects.

Interest expense, excluding the net interest on the net defined benefit obligation, was £83m (2015: £75m). The increase primarily reflects higher net borrowings and currency translation effects.

RELX Group 2016 I Interim Results 10

Operating and financial review

Adjusted profit before tax was £920m (2015: £834m), up +10%.

The adjusted effective tax rate on adjusted profit before tax was 23.1%, slightly lower than the prior year rate of 23.3%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted net profit attributable to shareholders of £705m (2015: £638m) was up +11%. Adjusted earnings per share were up +13% at 34.0p (2015: 30.1p) when expressed in sterling and up +6% at €0.435 (2015: €0.410) when expressed in euros. At constant rates of exchange, adjusted earnings per share increased by +8%.

Cash flows

	£
	Six months ended 30 June
	2016 £m	2015 £m
Adjusted cash flow conversion
Adjusted operating profit	1,003	909
Capital expenditure	(153)	(143)
Depreciation and amortisation of internally developed intangible assets	117	111
Working capital and other items	(75)	(109)

Adjusted cash flow	892	768

Cash flow conversion	89%	85%

Adjusted cash flow was £892m (2015: £768m), up +16% compared with the prior year and up +10% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 89% (2015: 85%).

Capital expenditure was £153m (2015: £143m), including £139m (2015: £119m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Depreciation and the amortisation of internally developed intangible assets was £117m (2015: £111m). Capital expenditure was 4.7% of revenue (2015: 4.8%). Depreciation and amortisation was 3.6% of revenue (2015: 3.7%).

	£
	Six months ended 30 June
	2016 £m	2015 £m
Free cash flow
Adjusted cash flow	892	768
Cash interest paid	(54)	(52)
Cash tax paid	(241)	(198)
Acquisition-related costs*	(10)	(12)

Free cash flow before dividends	587	506
Dividends	(464)	(421)

Free cash flow after dividends	123	85

*	including cash tax relief.

RELX Group 2016 I Interim Results 11

Operating and financial review

Free cash flow before dividends was £587m (2015: £506m). Ordinary dividends paid to shareholders in the period, being the 2015 final dividend, amounted to £464m (2015: £421m). Free cash flow after dividends was £123m (2015: £85m).

Tax paid, excluding tax relief on acquisition-related costs and on disposals, of £241m (2015: £198m) has increased when compared with the prior year due to timing of payments. Net interest paid was £54m (2015: £52m).

Payments made in respect of acquisition-related costs amounted to £15m (2015: £19m).

	£
	Six months ended 30 June
	2016 £m	2015 £m
Reconciliation of net debt
Net debt at 1 January	(3,782)	(3,550)

Free cash flow post dividends	123	85
Net disposal payments	(6)	(18)
Acquisition cash spend	(47)	(97)
Share repurchases	(502)	(300)
Purchase of shares by the Employee Benefit Trust	(21)	(19)
Other*	(6)	4
Currency translation	(331)	25

Movement in net debt	(790)	(320)

Net debt at 30 June	(4,572)	(3,870)

*	cash tax relief on disposals, distributions to non-controlling interests, finance leases and share option exercise proceeds.

Total consideration on acquisitions completed in H1 2016 was £33m (2015: £69m). Cash spent on acquisitions was £47m (2015: £97m), including deferred consideration of £12m (2015: £23m) on past acquisitions and spend on venture capital investments of £3m (2015: £14m).

Total consideration from the disposal of a non-strategic asset in the six months to 30 June 2016 was £7m (2015: consideration received on disposals of £6m). Net cash paid after timing differences and separation and transaction costs was £6m (2015: payments of £18m). Net tax recovered in respect of disposals was £3m (2015: £3m).

Share repurchases by the parent companies in the six months to 30 June 2016 were £502m (2015: £300m). 21.9m RELX PLC shares were acquired at an average price of 1,234p, and 19.8m RELX NV shares were acquired at an average price of €14.97. In addition, the Employee Benefit Trust purchased shares of the parent companies to meet future obligations in respect of share based remuneration totalling £21m (2015: £19m). Proceeds from the exercise of share options were £12m (2015: £14m).

RELX Group 2016 I Interim Results 12

Operating and financial review

Debt

Net borrowings at 30 June 2016 were £4,572m, an increase of £790m since 31 December 2015. The majority of our borrowings are denominated in US dollars and euros and the weakening of sterling during 2016 resulted in higher net borrowings when translated into sterling. Excluding currency translation effects, net borrowings increased by £459m. Expressed in US dollars, net borrowings at 30 June 2016 were $6,066m, an increase of $493m.

Gross borrowings at 30 June 2016 amounted to £4,818m (31 December 2015: £3,902m). The fair value of related derivative assets was £35m (31 December 2015: liabilities of £2m). Cash and cash equivalents totalled £211m (31 December 2015: £122m). In aggregate, these give the net borrowings figure of £4,572m (31 December 2015: £3,782m).

The effective interest rate on gross borrowings was 3.8% in H1 2016, which is unchanged from the rate for the year ended 31 December 2015. As at 30 June 2016, gross borrowings had a weighted average life remaining of 5.1 years and a total of 56% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.9x (31 December 2015: 1.8x). Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by the credit rating agencies, the ratio was 2.4x (31 December 2015: 2.2x).

Net pension obligations, i.e. pension obligations less pension assets, increased to £601m (31 December 2015: £384m). There was a deficit of £371m (31 December 2015: £189m) in respect of funded schemes, which were on average 92% funded at the end of the period on an IFRS basis. The higher deficit primarily reflects reduced discount rates in the UK and currency effects in relation to the US scheme.

Liquidity

The group has a $2.0bn committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At 30 June 2016, this facility was undrawn. In March 2016, €750m of euro denominated fixed rate term debt with a coupon of 1.375% and a maturity of ten years was issued. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

RELX Group 2016 I Interim Results 13

Operating and financial review

FINANCIAL REVIEW: REPORTED FIGURES

	£
	As at 30 June 2016
	2016 £m	2015 £m	Change
Reported figures
Revenue	3,257	2,964	+10%
Operating profit	823	737	+12%
Profit before tax	733	601	+22%
Net profit	558	464	+20%
Net margin	17.1%	15.7%

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £823m (2015: £737m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £159m (2015: £146m), primarily reflecting currency effects. Acquisition-related costs were £16m (2015: £16m).

Reported net finance costs of £90m (2015: £86m) include a charge of £7m (2015: £11m) in respect of the defined benefit pension schemes.

The reported profit before tax was £733m (2015: £601m). The reported tax charge was £173m (2015: £135m). The reported net profit attributable to the parent companies’ shareholders was £558m (2015: £464m).

Reported earnings per share and dividends

The reported earnings per share for RELX PLC was up +28% at 26.9p (2015: 21.0p) and for RELX NV was up +10% at €0.344 (2015: €0.313).

With effect from 6 April 2016, the UK government has abolished tax credits on dividends paid after this date, including the 2015 final dividend, which was paid in May 2016. As a result of the abolition of this credit, dividends, and therefore earnings per share, are equal for both RELX PLC and RELX NV.

The interim dividends proposed by the respective Boards are 10.25p per share for RELX PLC and €0.122 per share for RELX NV, +39% and +6% higher respectively compared with the prior year interim dividends. The difference in growth rates reflects movement in the £/Euro exchange rate since July 2015, and the elimination of the UK tax credit.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2016, and the aggregate 2015 final and 2016 interim dividends, is 2.0x for RELX PLC and 2.1x for RELX NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX Group 2016 I Interim Results 14

Operating and financial review

PRINCIPAL RISKS

The Audit Committee and Board has considered the principal risks and uncertainties which could affect RELX Group for the remainder of the financial year, including consideration of the United Kingdom’s vote to leave the European Union, and consider these remain unchanged from those set out on pages 60 to 62 of the RELX Group Annual Reports and Financial Statements 2015. These are summarised below:

•	Demand for our products and services may be impacted by factors such as the economic environment in the US, Europe and other major economies, and levels of government funding.

•	Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented which may impact demand for and pricing of our products and services.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of changes in law or because data suppliers decide not to supply them could adversely affect our products and subscriptions.

•	Our scientific, technical and medical (STM) primary research publications, like those of most of our competitors, are published largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM publications, regarding to what extent such publications should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods of STM publishing, if widely adopted, could adversely affect our revenue from paid subscription publications.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue.

•	Our businesses operate in highly competitive markets, which continue to evolve in response to technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate market trends could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We regularly make small acquisitions to strengthen our portfolio. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition.

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption, or security breach.

•	Our businesses maintain databases and information that are accessed online, including personal information. Breaches of our data security or failure to comply with applicable legislation or regulatory or contractual requirements could damage our reputation and expose us to risk of loss, litigation and increased regulation.

RELX Group 2016 I Interim Results 15

Operating and financial review

•	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain high-quality people. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

•	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the US. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of assets and the market-related assumptions used to value scheme liabilities. Adverse changes to, inter alia, asset values, discount rates or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. In October 2015, the Organisation for Economic Co-operation and Development (OECD) issued its reports on Base Erosion and Profit Shifting, which suggest a range of new approaches that national governments might adopt when taxing the activities of multinational enterprises. As a result of the OECD project and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently, which could adversely affect our reported results.

•	The RELX Group consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The US is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues in a range of other currencies including the Euro and the Yen which could be affected by fluctuations in these exchange rates. Macro-economic, political and market conditions may also adversely affect the availability of short and long-term funding, volatility of interest rates, currency exchange rates and inflation. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•	As a world-leading provider of professional information solutions to the STM, risk & business analytics, legal, and exhibitions markets we are expected to adhere to high standards of independence and ethical conduct. A breach of generally accepted ethical business standards could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2016 I Interim Results 16

Condensed consolidated financial information

Condensed consolidated income statement

			£
Year ended 31 December			Six months ended 30 June
2015 £m		Note	2016 £m	2015 £m
5,971	Revenue	2	3,257	2,964
(2,129)	Cost of sales		(1,175)	(1,021)

3,842	Gross profit		2,082	1,943
(965)	Selling and distribution costs		(509)	(473)
(1,444)	Administration and other expenses		(770)	(749)
64	Share of results of joint ventures		20	16

1,497	Operating profit		823	737

3	Finance income		7	3
(177)	Finance costs		(97)	(89)

(174)	Net finance costs		(90)	(86)

(11)	Disposals and other non-operating items		—	(50)

1,312	Profit before tax		733	601
(370)	Current tax		(198)	(166)
72	Deferred tax		25	31

(298)	Tax expense		(173)	(135)

1,014	Net profit for the period		560	466

	Attributable to:
1,008	Parent companies’ shareholders		558	464
6	Non-controlling interests		2	2

1,014	Net profit for the period		560	466

Earnings per share			£
Year ended 31 December			Six months ended 30 June
2015			2016	2015
	Basic earnings per share
46.4p	RELX PLC	3	26.9p	21.0p
49.4p	RELX NV	3	26.9p	23.0p

	Diluted earnings per share
46.0p	RELX PLC	3	26.6p	20.7p
48.9p	RELX NV	3	26.6p	22.7p

Summary financial information is presented in euros and US dollars on page 30 and 31 respectively.

RELX Group 2016 I Interim Results 17

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

		£
Year ended 31 December		Six months ended 30 June
2015 £m		2016 £m	2015 £m
1,014	Net profit for the period	560	466

	Items that will not be reclassified to profit or loss:
157	Actuarial (losses)/gains on defined benefit pension schemes	(220)	28
(34)	Tax on items that will not be reclassified to profit or loss	44	(10)

123	Total items that will not be reclassified to profit or loss	(176)	18

	Items that may be reclassified subsequently to profit or loss:
99	Exchange differences on translation of foreign operations	370	(77)
(104)	Fair value movements on cash flow hedges	(88)	(20)
29	Transfer to net profit from cash flow hedge reserve	—	6
18	Tax on items that may be reclassified to profit or loss	17	5

42	Total items that may be reclassified to profit or loss	299	(86)

165	Other comprehensive income/(loss) for the period	123	(68)

1,179	Total comprehensive income for the period	683	398

	Attributable to:
1,173	Parent companies’ shareholders	681	396
6	Non-controlling interests	2	2

1,179	Total comprehensive income for the period	683	398

RELX Group 2016 I Interim Results 18

Condensed consolidated financial information

Condensed consolidated statement of cash flows

			£
Year ended 31 December			Six months ended 30 June
2015 £m		Note	2016 £m	2015 £m
	Cash flows from operating activities
1,882	Cash generated from operations	5	1,001	864
(140)	Interest paid		(59)	(58)
8	Interest received		5	6
(343)	Tax paid (net)		(233)	(188)

1,407	Net cash from operating activities		714	624

	Cash flows from investing activities
(191)	Acquisitions		(44)	(83)
(65)	Purchases of property, plant and equipment		(14)	(24)
(242)	Expenditure on internally developed intangible assets		(139)	(119)
(16)	Purchase of investments		(3)	(14)
1	Proceeds from disposals of property, plant and equipment		—	—
75	Gross proceeds from business disposals		10	8
(41)	Payments on business disposals		(16)	(26)
57	Dividends received from joint ventures		29	28

(422)	Net cash used in investing activities		(177)	(230)

	Cash flows from financing activities
(583)	Dividends paid to shareholders of the parent companies		(464)	(421)
(8)	Distributions to non-controlling interests		(3)	(5)
(339)	Decrease in short term bank loans, overdrafts and commercial paper		(80)	(161)
500	Issuance of term debt		576	506
(186)	Repayment of term debt		—	(123)
(9)	Repayment of finance leases		(4)	(5)
(500)	Repurchase of ordinary shares		(502)	(300)
(23)	Purchase of shares by the Employee Benefit Trust		(21)	(19)
24	Proceeds on issue of ordinary shares		12	14

(1,124)	Net cash used in financing activities		(486)	(514)

(139)	Increase/(decrease) in cash and cash equivalents	5	51	(120)

	Movement in cash and cash equivalents
276	At start of period		122	276
(139)	Increase/(decrease) in cash and cash equivalents		51	(120)
(15)	Exchange translation differences		38	(12)

122	At end of period		211	144

RELX Group 2016 I Interim Results 19

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at			£
31 December			Six months ended 30 June
2015 £m		Note	2016 £m	2015 £m
	Non-current assets
5,231	Goodwill		5,819	4,879
3,156	Intangible assets		3,372	3,046
101	Investments in joint ventures		103	77
141	Other investments		156	118
229	Property, plant and equipment		231	213
349	Deferred tax assets		421	419
51	Derivative financial instruments		63	63

9,258			10,165	8,815

	Current assets
158	Inventories and pre-publication costs		188	147
1,601	Trade and other receivables		1,478	1,274
31	Derivative financial instruments		13	40
122	Cash and cash equivalents		211	144

1,912			1,890	1,605

15	Assets held for sale		19	35

11,185	Total assets		12,074	10,455

	Current liabilities
2,901	Trade and other payables		2,730	2,266
49	Derivative financial instruments		85	31
624	Borrowings	5	874	410
581	Taxation		584	530
21	Provisions	7	25	12

4,176			4,298	3,249

	Non-current liabilities
60	Derivative financial instruments		66	113
3,278	Borrowings	5	3,944	3,546
1,000	Deferred tax liabilities		1,052	1,018
384	Net pension obligations	6	601	592
100	Provisions	7	95	106

4,822			5,758	5,375

9	Liabilities associated with assets held for sale		9	6

9,007	Total liabilities		10,065	8,630

2,178	Net assets		2,009	1,825

	Capital and reserves
224	Share capital	8	231	226
2,748	Share premium	8	2,953	2,682
(1,393)	Shares held in treasury	8	(1,879)	(1,331)
224	Translation reserve		464	76
341	Other reserves		203	140

2,144	Shareholders’ equity		1,972	1,793
34	Non-controlling interests		37	32

2,178	Total equity		2,009	1,825

Approved by the Boards of RELX PLC and RELX NV, 27 July 2016.

RELX Group 2016 I Interim Results 20

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

								£
	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2016		224	2,748	(1,393)	224	341	2,144	34	2,178
Total comprehensive income for the period		—	—	—	370	311	681	2	683
Dividends paid	4	—	—	—	—	(464)	(464)	(3)	(467)
Issue of ordinary shares, net of expenses		—	12	—	—	—	12	—	12
Repurchase of ordinary shares		—	—	(420)	—	—	(420)	—	(420)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	19	19	—	19
Settlement of share awards		—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves		7	193	(105)	(130)	35	—	4	4

Balance at 30 June 2016		231	2,953	(1,879)	464	203	1,972	37	2,009

Balance at 1 January 2015		212	2,820	(1,107)	74	107	2,106	31	2,137
Total comprehensive income for the period		—	—	—	(77)	473	396	2	398
Dividends paid	4	—	—	—	—	(421)	(421)	(5)	(426)
Issue of ordinary shares, net of expenses		—	14	—	—	—	14	—	14
Repurchase of ordinary shares		—	—	(319)	—	—	(319)	—	(319)
Bonus issue of ordinary shares		18	(18)	—	—	—	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	17	17	—	17
Settlement of share awards		—	—	51	—	(51)	—	—	—
Acquisitions		—	—	—	—	—	—	4	4
Exchange differences on translation of capital and reserves		(4)	(134)	44	79	15	—	—	—

Balance at 30 June 2015		226	2,682	(1,331)	76	140	1,793	32	1,825

Balance at 1 January 2015		212	2,820	(1,107)	74	107	2,106	31	2,137
Total comprehensive income for the period		—	—	—	99	1,074	1,173	6	1,179
Dividends paid	4	—	—	—	—	(583)	(583)	(8)	(591)
Issue of ordinary shares, net of expenses		—	24	—	—	—	24	—	24
Repurchase of ordinary shares		—	—	(623)	—	—	(623)	—	(623)
Cancellation of shares		(4)	—	269	—	(265)	—	—	—
Bonus issue of ordinary shares		18	(18)	—	—	—	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	47	47	—	47
Settlement of share awards		—	—	49	—	(49)	—	—	—
Acquisitions		—	—	—	—	—	—	4	4
Exchange differences on translation of capital and reserves		(2)	(78)	19	51	10	—	1	1

Balance at 31 December 2015		224	2,748	(1,393)	224	341	2,144	34	2,178

RELX Group 2016 I Interim Results 21

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and, through a depositary receipt, in New York, and RELX NV’s ordinary shares are listed in Amsterdam and, through a depositary receipt, in New York. RELX PLC and RELX NV jointly own RELX Group plc, which holds all the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV shares. One RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial information. Accordingly, the Group consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial information.

The condensed consolidated financial information for the six months ended 30 June 2016 and the comparative amounts to 30 June 2015 are unaudited but have been reviewed. The financial information for the year ended 31 December 2015 has been abridged from the RELX Group Annual Reports and Financial Statements 2015, which have been filed with the UK Registrar of Companies and the Netherlands Authority for the Financial Markets, for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with IAS34 Interim Financial Reporting and the accounting policies of RELX PLC and RELX NV. These accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 99 to 136 of the RELX Group Annual Reports and Financial Statements 2015. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2016.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the Group are set out below.

IFRS9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS39 – Financial Instruments: Recognition and Measurement for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income rather than the income statement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the consolidated financial statements.

IFRS15 – Revenue from Contracts with Customers (effective for the 2018 financial year). The new standard provides a single point of reference for revenue recognition replacing a range of different revenue accounting standards, interpretations and guidance. Management is in the process of assessing the impact of this new standard.

RELX Group 2016 I Interim Results 22

Notes to the condensed consolidated financial information

1	Basis of preparation (continued)

IFRS16 – Leases (effective for the 2019 financial year). The standard replaces the existing leasing standard, IAS17 – Leases. The new standard eliminates the distinction between operating and finance leases and requires lessees to recognise all leases, with a term of greater than 12 months, in the statement of financial position. Management is in the process of assessing the impact of this new standard.

Additionally, a number of amendments and interpretations have been issued which are not expected to have a significant impact on the accounting policies and reporting.

2	Segment analysis

RELX Group is a global provider of information and analytics for professional and business customers across industries. We operate in four major market segments: Scientific, Technical & Medical, providing information and analytical solutions to help its customers advance science and improve healthcare outcomes; Risk & Business Analytics, providing solutions and decision tools that enable customers to evaluate and manage risk and develop market intelligence; Legal, providing information and analytics to professionals in legal, corporate, government and non-profit organisations; and Exhibitions, organising exhibitions and conferences.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 29.

Revenue

		£
Year ended 31 December		Six months ended 30 June
2015 £m		2016 £m	2015 £m
	Business segment
2,070	Scientific, Technical & Medical	1,056	987
1,601	Risk & Business Analytics	898	802
1,443	Legal	754	702
857	Exhibitions	549	473

5,971	Total	3,257	2,964

	Geographical market
3,215	North America	1,799	1,555
461	United Kingdom	248	222
117	The Netherlands	60	65
958	Rest of Europe	514	470
1,220	Rest of world	636	652

5,971	Total	3,257	2,964

RELX Group 2016 I Interim Results 23

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

Adjusted operating profit

		£
Year ended 31 December		Six months ended 30 June
2015 £m		2016 £m	2015 £m
	Business segment
760	Scientific, Technical & Medical	374	349
575	Risk & Business Analytics	327	291
274	Legal	131	120
217	Exhibitions	178	153

1,826	Subtotal	1,010	913

(4)	Corporate costs	(7)	(4)

1,822	Total	1,003	909

3	Earnings per share

With effect from 6 April 2016, the UK government has abolished tax credits on dividends paid after this date, including the 2015 final dividend, which was paid in May 2016. As a result of the abolition of this credit, dividends, and therefore earnings per share, are equal for both RELX PLC and RELX NV. Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the total weighted average number of shares.

Earnings per share - 2016

	Six months ended 30 June
	2016
	Net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share for RELX PLC and RELX NV (pence)	558	2,075.9	26.9p
Diluted earnings per share for RELX PLC and RELX NV (pence)	558	2,094.1	26.6p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

In calculating earnings per share of the Group up until the end of 2015 (prior to the abolition of the tax credit), the earnings were allocated to RELX PLC and RELX NV on the basis that the Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. The allocation of earnings between the RELX PLC shares and the RELX NV shares reflected the differential in dividend payments declared as a result of the tax credit, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share.

RELX Group 2016 I Interim Results 24

Notes to the condensed consolidated financial information

3	Earnings per share (continued)

Allocation of earnings - 2015

		£
Year ended 31 December		Six months ended 30 June
RELX PLC		RELX PLC
2015 £m		2015 £m
294	Allocation of distributed earnings	213
224	Allocation of undistributed earnings	22

518	Total net profit allocated to RELX PLC shares	235

RELX NV		RELX NV
2015 £m		2015 £m
291	Allocation of distributed earnings	210
199	Allocation of undistributed earnings	19

490	Total net profit allocated to RELX NV shares	229

Total earnings		Total earnings
2015 £m		2015 £m
1,008	Total net profit attributable to parent companies’ shareholders	464

Earnings per share - 2015

Year ended			Six months ended 30 June
31 December 2015			2015
Weighted average number of shares (millions)	EPS (pence)		Weighted average number of shares (millions)	EPS (pence)
		Basic earnings per share
1,116.2	46.4p	RELX PLC	1,121.6	21.0p
992.4	49.4p	RELX NV	996.1	23.0p

		Diluted earnings per share
1,125.9	46.0p	RELX PLC	1,134.7	20.7p
1,001.6	48.9p	RELX NV	1,009.9	22.7p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share - 2015 and 2016

Year ended				Six months ended 30 June
31 December 2015				2016			2015
Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,275	2,108.6	60.5p	Adjusted earnings per share for RELX PLC and RELX NV (pence)	705	2,075.9	34.0p	638	2,117.7	30.1p

A reconciliation of net profit to adjusted net profit is disclosed on page 29.

RELX Group 2016 I Interim Results 25

Notes to the condensed consolidated financial information

4	Dividends

Dividends declared and paid in the period

RELX PLC

During the six months ended 30 June 2016, the 2015 final dividend of 22.3p per ordinary share was paid, totalling £244m based on the number of ordinary shares in issue at the ex-dividend date (2015: 2014 final dividend 19.00p per ordinary share; £213m). On 27 July 2016 an interim dividend of 10.25p per ordinary share (2015: 2015 interim dividend 7.40p per ordinary share) was declared by the directors of RELX PLC. The 2016 interim dividend will be paid on the ordinary shares on 26 August 2016, with ex-dividend and record dates of 4 August 2016 and 5 August 2016 respectively. The expected cost of this dividend is £111m (2015 interim: £82m) and will be recognised when paid.

RELX NV

During the six months ended 30 June 2016, the 2015 final dividend of €0.288 per ordinary share was paid, totalling €281m/£220m based on the number of ordinary shares in issue at the ex-dividend date (2015: 2014 final dividend €0.285 per ordinary share; €283m/£205m). On 27 July 2016 an interim dividend of €0.122 per ordinary share (2015: 2015 interim dividend €0.115 per ordinary share) was declared by the directors of RELX NV. The 2016 interim dividend will be paid on the ordinary shares on 26 August 2016, with ex-dividend and record dates of 4 August 2016 and 5 August 2016 respectively. The expected cost of this dividend is €118m/£92m (2015 interim: €114m/£83m) and will be recognised when paid.

Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit received by certain RELX PLC shareholders. The UK government abolished the UK tax credit with effect from 6 April 2016, impacting dividends paid after this date.

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

		£
Year ended 31 December		Six months ended 30 June
2015 £m		2016 £m	2015 £m
1,497	Operating profit	823	737

(64)	Share of results of joint ventures	(20)	(16)

292	Amortisation of acquired intangible assets	156	144
157	Amortisation of internally developed intangible assets	85	75
71	Depreciation of property, plant and equipment	32	36
34	Share based remuneration	18	17

554	Total non-cash items	291	272

(105)	Increase in working capital	(93)	(129)

1,882	Cash generated from operations	1,001	864

RELX Group 2016 I Interim Results 26

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Reconciliation of net borrowings

Year ended		£
31 December		Six months ended 30 June
2015 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2016 £m	2015 £m
(3,550)	At start of period	122	(3,902)	(2)	(3,782)	(3,550)
(139)	Increase/(decrease) in cash and cash equivalents	51	—	—	51	(120)
34	(Increase)/decrease in borrowings	—	(489)	(3)	(492)	(217)

(105)	Changes in net borrowings resulting from cash flows	51	(489)	(3)	(441)	(337)

(12)	Inception of finance leases	—	(1)	—	(1)	(3)
4	Fair value and other adjustments to borrowings and related derivatives	—	(55)	38	(17)	(5)
(119)	Exchange translation differences	38	(371)	2	(331)	25

(3,782)	At end of period	211	(4,818)	35	(4,572)	(3,870)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

Borrowings by year of repayment

As at		£
31 December		As at 30 June
2015 £m		2016 £m	2015 £m
624	Within 1 year	874	410

598	Within 1 to 2 years	392	676
325	Within 2 to 3 years	589	444
567	Within 3 to 4 years	298	439
428	Within 4 to 5 years	491	300
1,360	After 5 years	2,174	1,687

3,278	After 1 year	3,944	3,546

3,902	Total	4,818	3,956

Short-term bank loans, overdrafts and commercial paper were backed up at 30 June 2016 by a $2,000m (£1,507m) committed bank facility maturing in July 2020, which was undrawn.

The total fair value of gross borrowings is £5,317m (2015: £4,323m).

RELX Group 2016 I Interim Results 27

Notes to the condensed consolidated financial information

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended 31 December		£ Six months ended 30 June
2015 £m		2016 £m	2015 £m
(632)	At start of period	(384)	(632)
(67)	Service cost	(23)	(34)
(21)	Net interest on net defined benefit obligation	(7)	(11)
61	Settlements and past service credits	—	(1)
118	Contributions by employer	47	49
157	Actuarial (losses)/gains	(220)	28
—	Exchange translation differences	(14)	9

(384)	At end of period	(601)	(592)

The net pension deficit comprises:

As at 31 December		£ As at 30 June
2015 £m		2016 £m	2015 £m
3,660	Fair value of scheme assets	4,154	4,286
(3,849)	Defined benefit obligations of funded schemes	(4,525)	(4,687)

(189)	Net deficit of funded schemes	(371)	(401)
(195)	Defined benefit obligations of unfunded schemes	(230)	(191)

(384)	Net deficit	(601)	(592)

7	Provisions

Provisions principally relate to leasehold properties, including sub-lease shortfalls. The amount recognised in the statement of financial position in respect of provisions at the start and end of the period and the movements during the period, and the split of current and non-current are as follows:

		£
Year ended 31 December		Six months ended 30 June
2015 £m		2016 £m	2015 £m
(123)	At start of period	(121)	(123)
(13)	Charged	—	(6)
20	Utilised	10	9
(5)	Exchange translation differences	(9)	2

(121)	At end of period	(120)	(118)

		£
Year ended 31 December		Six months ended 30 June
2015 £m		2016 £m	2015 £m
(21)	Current	(25)	(12)
(100)	Non-current	(95)	(106)

(121)	Total	(120)	(118)

RELX Group 2016 I Interim Results 28

Notes to the condensed consolidated financial information

8	Share capital

Year ended 31 December		Six months ended 30 June
2015		2016			2015
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC	Number of ordinary shares
1,127.7	At start of period	1,175.9	(69.3)	1,106.6	1,127.7
2.0	Issue of ordinary shares	1.1	—	1.1	1.0
(25.7)	Repurchase of ordinary shares	—	(21.9)	(21.9)	(15.2)
2.6	Net release of shares by the Employee Benefit Trust	—	1.5	1.5	2.7

1,106.6	At end of period	1,177.0	(89.7)	1,087.3	1,116.2

RELX NV	Number of ordinary shares
650.5	At start of period	1,048.2	(62.9)	985.3	650.5
1.9	Issue of ordinary shares	1.0	—	1.0	1.0
(15.8)	Repurchase of ordinary shares	—	(19.8)	(19.8)	(8.0)
347.2	Bonus issue	—	—	—	347.2
1.5	Net release of shares by the Employee Benefit Trust	—	1.6	1.6	1.7

985.3	At end of period	1,049.2	(81.1)	968.1	992.4

2,091.9	At end of period - RELX PLC and RELX NV	2,226.2	(170.8)	2,055.4	2,108.6

9	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2016.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2015			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2016	30 June 2015	30 June 2016	30 June 2015
1.38	1.36	Euro to sterling	1.28	1.36	1.20	1.41
1.53	1.47	US dollars to sterling	1.43	1.52	1.33	1.57

RELX Group 2016 I Interim Results 29

Reconciliation of adjusted to GAAP performance measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS, as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. The measures may not be comparable to similarly reported measures by other companies.

A reconciliation of non-GAAP measures to relevant GAAP measures is as follows:

Year ended 31 December		£ Six months ended 30 June
2015 £m		2016 £m	2015 £m
1,497	Operating profit	823	737
	Adjustments:
296	Amortisation of acquired intangible assets	159	146
35	Acquisition-related costs	16	16
(6)	Reclassification of tax in joint ventures	5	10

1,822	Adjusted operating profit	1,003	909

1,312	Profit before tax	733	601
	Adjustments:
296	Amortisation of acquired intangible assets	159	146
35	Acquisition-related costs	16	16
(6)	Reclassification of tax in joint ventures	5	10
21	Net interest on net defined benefit obligation	7	11
11	Disposals and other non-operating items	—	50

1,669	Adjusted profit before tax	920	834

(298)	Tax charge	(173)	(135)
	Adjustments:
15	Deferred tax movements on goodwill and acquired intangible assets	13	4
(8)	Tax on acquisition-related costs	(5)	(5)
6	Reclassification of tax in joint ventures	(5)	(10)
(5)	Tax on net interest on net defined benefit obligation	(2)	(3)
(13)	Tax on disposals and other non-operating items	—	(7)
(85)	Other deferred tax credits from intangible assets*	(41)	(38)

(388)	Adjusted tax charge	(213)	(194)

1,008	Net profit attributable to parent companies’ shareholders	558	464
	Adjustments (post tax):
311	Amortisation of acquired intangible assets	172	150
27	Acquisition-related costs	11	11
16	Net interest on net defined benefit obligation	5	8
(2)	Disposals and other non-operating items	—	43
(85)	Other deferred tax credits from intangible assets*	(41)	(38)

1,275	Adjusted net profit attributable to parent companies’ shareholders	705	638

1,882	Cash generated from operations	1,001	864
	Adjustments:
57	Dividends received from joint ventures	29	28
(65)	Purchases of property, plant and equipment	(14)	(24)
(242)	Expenditure on internally developed intangible assets	(139)	(119)
79	Payments in relation to acquisition-related costs/other	15	19
1	Proceeds from disposals of property, plant and equipment	—	—

1,712	Adjusted cash flow	892	768

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX Group 2016 I Interim Results 30

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

		€
Year ended 31 December		Six months ended 30 June
2015 €m		2016 €m	2015 €m
8,240	Revenue	4,169	4,031
2,066	Operating profit	1,053	1,002
1,811	Profit before tax	938	817
1,391	Profit attributable to parent companies’ shareholders	714	631

2,514	Adjusted operating profit	1,284	1,236
2,303	Adjusted profit before tax	1,178	1,134
1,760	Adjusted profit attributable to parent companies’ shareholders	902	868

€	Basic earnings per share	€	€
€0.640	RELX PLC	€0.344	€0.286
€0.682	RELX NV	€0.344	€0.313

€0.835	Adjusted earnings per share	€0.435	€0.410

Condensed consolidated statement of cash flows

		€
Year ended 31 December		Six months ended 30 June
2015 €m		2016 €m	2015 €m
1,942	Net cash from operating activities	914	849
(582)	Net cash used in investing activities	(227)	(313)
(1,552)	Net cash used in financing activities	(622)	(699)

(192)	Increase/(decrease) in cash and cash equivalents	65	(163)

2,363	Adjusted cash flow	1,142	1,044

Condensed consolidated statement of financial position

Year ended 31 December		€ As at 30 June
2015 €m		2016 €m	2015 €m
12,591	Non-current assets	12,198	12,429
2,600	Current assets	2,268	2,263
21	Assets held for sale	23	49

15,212	Total assets	14,489	14,741

5,680	Current liabilities	5,157	4,581
6,558	Non-current liabilities	6,910	7,579
12	Liabilities associated with assets held for sale	11	8

12,250	Total liabilities	12,078	12,168

2,962	Net assets	2,411	2,573

RELX Group 2016 I Interim Results 31

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

		$
Year ended 31 December		Six months ended 30 June
2015 US$m		2016 US$m	2015 US$m
9,136	Revenue	4,658	4,505
2,290	Operating profit	1,177	1,120
2,007	Profit before tax	1,048	914
1,542	Profit attributable to parent companies’ shareholders	798	705

2,788	Adjusted operating profit	1,434	1,382
2,554	Adjusted profit before tax	1,316	1,268
1,951	Adjusted profit attributable to parent companies’ shareholders	1,008	970

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$0.710	RELX PLC (Each ADS comprises one ordinary share)	$0.384	$0.319
$0.756	RELX NV (Each ADS comprises one ordinary share)	$0.384	$0.350
$0.926	Adjusted earnings per American Depositary Share (ADS)	$0.486	$0.458

Condensed consolidated statement of cash flows

		$
Year ended 31 December		Six months ended 30 June
2015 US$m		2016 US$m	2015 US$m
2,153	Net cash from operating activities	1,021	948
(646)	Net cash used in investing activities	(253)	(349)
(1,720)	Net cash used in financing activities	(695)	(781)

(213)	Increase/(decrease) in cash and cash equivalents	73	(182)

2,619	Adjusted cash flow	1,276	1,167

Condensed consolidated statement of financial position

Year ended		$
31 December		As at 30 June
2015 US$m		2016 US$m	2015 US$m
13,609	Non-current assets	13,519	13,839
2,811	Current assets	2,514	2,520
22	Assets held for sale	25	55

16,442	Total assets	16,058	16,414

6,139	Current liabilities	5,716	5,101
7,088	Non-current liabilities	7,658	8,439
13	Liabilities associated with assets held for sale	12	9

13,240	Total liabilities	13,386	13,549

3,202	Net assets	2,672	2,865

RELX Group 2016 I Interim Results 32

Investor information

Notes for Editors

About RELX Group

RELX Group is a world-leading provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom half are in North America. RELX PLC is a London listed holding company which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £28bn/€34bn/$37bn.

For more information about RELX Group, visit www.relx.com.

RELX Group 2016 I Interim Results 33

Independent review report to RELX PLC and RELX NV

Introduction

We have been engaged by the Boards of RELX PLC and RELX NV (“the Company”) to review the condensed consolidated financial information in the half—yearly financial report for the six months ended 30 June 2016 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial position, condensed consolidated statement of cash flows, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board (“ISRE (UKI)2410”), International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the IAASB ( “ISRE 2410”) and Dutch Law. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors of RELX PLC and RELX NV (the ‘directors’). The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in the group accounting policies, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with ISRE (UKI) 2410 and ISRE 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) or Dutch Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP	Ernst & Young Accountants LLP
London	Amsterdam
27 July 2016	27 July 2016

RELX Group 2016 I Interim Results 34

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and profit of RELX Group, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of RELX PLC and RELX NV are those listed in the RELX Annual Reports and Financial Statements 2015, other than Lisa Hook and Robert Polet who both retired as directors following the Annual General Meetings of RELX PLC and RELX NV held in April 2016. In addition, Robert MacLeod and Carol Mills were appointed as directors of RELX PLC and RELX NV on 21 April 2016.

By order of the Board of RELX PLC 27 July 2016	By order of the Board of RELX NV 27 July 2016

A J Habgood	N L Luff	A J Habgood	N L Luff
Chairman	Chief Financial Officer	Chairman	Chief Financial Officer

RELX Group 2016 I Interim Results 35

Investor information

Financial calendar

2016
28 July	PLC	Interim results announcement for the six months to 30 June 2016
NV

3 August	PLC	Ex-dividend date – 2016 interim dividend, RELX PLC and RELX NV ADRs
NV

4 August	PLC	Ex-dividend date – 2016 interim dividend, RELX PLC and RELX NV ordinary shares
NV

5 August	PLC	Record date – 2016 interim dividend, RELX PLC and RELX NV ordinary shares and ADRs
NV

26 August	PLC	Payment date – 2016 interim dividend, RELX PLC and RELX NV ordinary shares
NV

31 August	PLC	Payment date – 2016 interim dividend, RELX PLC and RELX NV ADRs
NV

27 October	PLC	Trading Update issued in relation to the 2016 financial year
NV

2017
23 February	PLC	Results announcement for the year to 31 December 2016
NV

19 April	PLC	Trading Update issued in relation to the 2017 financial year
NV

27 July	PLC	Interim results announcement for the six months to 30 June 2017
NV

Listings

RELX PLC	RELX NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108	American Depositary Shares (RENX) – CUSIP No. 75955B102
Each ADR represents one ordinary share	Each ADR represents one ordinary share

RELX Group 2016 I Interim Results 36

Investor information

Contacts

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7166 5500 Fax: +44 (0)20 7166 5799	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands Tel: +31 (0)20 485 2222 Fax: +31 (0)20 485 2032

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom	Ernst & Young Accountants LLP Antonio Vivaldistraat 150 1083 HP Amsterdam The Netherlands

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel: 0371 384 2960 Tel: +44 121 415 7047 (non-UK callers)	Corporate broker ABN AMRO Bank NV Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands www.securitiesinfo.nl

RELX PLC and RELX NV ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit:

www.relx.com

This announcement is available on the RELX website. Copies are available to the public from the registered offices of the respective RELX companies shown above.